

March 30, 2007

Room 7010

Charles J. Daley, Jr.
Chief Financial Officer, Senior Vice President and Treasurer
Legg Mason, Inc.
100 Light Street
Baltimore, MD 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended December 31, 2006**
> **File No. 001-08529**

Dear Mr. Daley:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2006

Supplemental Financial Information, page 43

1. With regard to "cash income from continuing operations," please explain why the elimination of stock-based compensation and the amortization and deferred taxes related to intangible assets results in a useful measure. Include the following in your discussion:
   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind your decision to use such a measure;
- the material limitations associated with use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure. In this regard, you have identified each item you eliminate, however, please clarify how the elimination of such items limits the usefulness of this non-GAAP measure as a performance measure;
- the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
- the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Note 2 – Acquisitions, page 75

2. We note your disclosures regarding your acquisition of Citigroup Inc.'s worldwide asset management business ("CAM") and the acquisition Permal Group Ltd ("Permal"). Please revise future filings to provide all disclosures required in paragraph 51 of SFAS 141. For example, you should clearly disclose the components of the $3.96 billion purchase price, the total value assigned to the convertible preferred stock and the outstanding stock of the PC/CM subsidiaries and the basis for determining those values.

3. Please tell us the basis for determining the $1.65 billion value for the outstanding stock of the PC/CM subsidiaries.

4. In your Form 10-Q for the period ended December 31, 2006, you discuss costs for mutual fund realignment and excess office space that have been reflected as additional goodwill from the acquired CAM business. You disclose the evaluation of excess office space and the formulation of the plan to realign your mutual funds began following the acquisition of CAM. The Form 10-K as of March 31, 2006, discusses a liability for reductions in workforce in connection with the purchase price allocation, but we do not note discussion of office space or legal, accounting and administrative costs associated with the termination of funds. Please tell us and disclose in future filings how recognizing a liability for these additional costs meets the guidance in EITF 95-3. Clarify whether you began these assessments after the consummation date and whether an estimate of these costs was recorded in the preliminary purchase price allocation. Please provide appropriate disclosure regarding the contingent liability and its potential effects on the final allocation and on post-acquisition operating results. Also, disclose when you expect the allocation to be finalized. Refer to SAB Topic 2.A.7.

Note 3 – Discontinued Operations, page 78

5. With regards to the sale of your PC/CM business, we note that you incurred costs of $78.7 million for the accelerated vesting of employee stock options which was based on the increase in fair value of the awards as of the vesting date from the original grant date. Please tell us and disclose, in future filings, the terms of this modification, how you arrived at $78.7 million of additional costs and how using the increase in fair value of the awards as of the vesting date from the original grant date is appropriate. Cite the authoritative guidance that supports your accounting.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Charles J. Daley, Jr.
Legg Mason, Inc.
March 30, 2007
Page 4

You may contact Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief